Exhibit 99.18

Notice to ASX

Bank of America Merrill Lynch Metals & Mining Conference

15 May 2018

Rio Tinto chief executive J-S Jacques is presenting today at the Bank of America Merrill Lynch Metals & Mining Conference in Miami, Florida.

The presentation is attached and will also be available at riotinto.com/presentations – along with details for the audio webcast and replay.

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Tim Paine Joint Company Secretary Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Rio Tinto

Delivering superior returns

J-S Jacques, chief executive

2018 Global Metals, Mining & Steel Conference
Bank of America Merrill Lynch, 15 May 2018

Cautionary statements

This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement.

Forward-looking statements

This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.

Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation.

For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.

In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise.

Disclaimer

Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies.

This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report.

Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website.

By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Rio Tinto does not endorse third party data referenced in this presentation, and the inclusion of third party data in this presentation does not indicate that Rio Tinto warrants the accuracy of that data.

©2018, Rio Tinto, All Rights Reserved

Continuing to deliver superior returns

✓ EBITDA of $18.6 billion, margin of 44% in 2017
✓ Reshaping the portfolio with divestment proceeds of $2.7 billion in 2017 - Further divestments of ~$5 billion announced to date in 2018
✓ Investing in high-return growth: $2.5 billion in 2017 - Silvergrass commissioned, Oyu Tolgoi underground and Amrun on track
✓ Cash returns to shareholders of $9.7 billion declared for 2017 - Highest ever full year dividend of $5.2 billion

©2018, Rio Tinto, All Rights Reserved

Delivered ~50% of sector cash returns in 2017

2017 cash returns across the diversified miners[4]	Allocation of cash generated[2] – 2017

Source: Rio Tinto, Company filings

1 Including $1.9bn supplementary share buy-back related to the Coal & Allied divestment announced in September 2017

2 Cash generated defined as operating cash flow plus disposals. Shareholder returns defined as share buy-backs (executed and announced during the period) plus dividends paid during the period less proceeds from share issuances to company shareholders

3 Simple average of peers, included in footnote 4

4 Peers comprise Anglo American, BHP, Glencore and Vale

©2018, Rio Tinto, All Rights Reserved

Supportive global macro, but with inflation and volatility

Source: CEIC, Rio Tinto, FactSet

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Safety and health come first

Continuing history of improvement in AIFR	Fatality at Iron & Titanium in April 2018

Focusing on fatality elimination in part through the Critical Risk Management programme which continues across the Group

Reducing injuries through targeted hazard elimination campaigns

Catastrophic event prevention through the identification and management of controls for major hazards

Mental health, wellbeing and fatigue management

Connection with engagement, leadership and productivity initiatives

Critical Health Risk Management to verify controls for fatality health risks

©2018, Rio Tinto, All Rights Reserved

Building strength across the business

Resilient group EBITDA margins	with ROCE[1] that continues to outperform its peers

Source: Rio Tinto, Company filings, Bloomberg, Metals Bulletin

1 Defined as tax adjusted EBIT / (consolidated book equity + net debt)

2 Simple average of annual ROCE for 5 years

3 Simple average of peers comprising Anglo American, BHP, Glencore and Vale

4 2008 iron ore price data begins in May

5 3-month rolling forward

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Further value creation

1 Divestments announced since 2014

©2018, Rio Tinto, All Rights Reserved

A clearly defined productivity programme

Productivity levers	$1.5bn productivity opportunity in 2021 ($5bn cumulative, 2017-2021)	Impact of productivity programme on ROCE[1]

1 ROCE defined as tax adjusted EBIT / (consolidated book equity + net debt)

2 ROCE proforma (PF) assumes incremental $1.5bn to numerator

3 Simple average of peers including Anglo American, BHP, Glencore and Vale

High-return growth optionality

Iron Ore Optimising the world’s premier iron ore business	Aluminium Building optionality into the lowest cost bauxite and aluminium business	Copper Building the largest and highest quality copper development	Industrial Minerals Extensive exploration programme and high-return niche growth
Increasing flexibility of Pilbara system	$1.9 billion Amrun bauxite project to be commissioned in H1 2019	$5.3 billion Oyu Tolgoi underground first drawbell production in 2020	Zulti South mineral sands project in feasibility study
~$2.2 billion Koodaideri project in feasibility study	Further bauxite expansion options in northern Australia	$0.7 billion Kennecott South Wall Pushback	Jadar lithium/borates in pre-feasibility study – high-growth option in battery minerals
Pursuing additional productivity and automation initiatives	Brownfield Canadian aluminium expansion optionality	First full year of increased Escondida capacity in 2018	2017 E&E spend of $445 million in 16 countries across 8 commodities
Significant resource optionality to maintain high-quality product		Resolution copper pre-feasibility study to be completed by 2021

©2018, Rio Tinto, All Rights Reserved

Tier 1 growth within our world-class portfolio

Source: Rio Tinto (bauxite), Wood Mackenzie (all others). Koodaideri and Resolution projects remain unapproved by Rio Tinto. They remain subject to the completion of various studies and approvals

Capital rotation is positioning Rio Tinto for the future

Continuous portfolio review

–  Focusing on higher long-term returns

–  Successful divestment programme

–  Exiting coal

–  European smelters

Evaluation of acquisition opportunities

–  Rigorous and disciplined

–  Rio Tinto Ventures

–  Creates additional scope and capability

Size of the bubbles represent reported operating assets value for core portfolio and disposals proceeds for disposed assets

©2018, Rio Tinto, All Rights Reserved

A disciplined capital allocation framework

Unrivalled platform for superior value creation

1 Divestments announced since 2014

©2018, Rio Tinto, All Rights Reserved